EXHIBIT 99.1

Medicenna to Present at Investor and Scientific Conferences in September

TORONTO and HOUSTON, Sept. 08, 2022 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immunotherapy company, today announced that the Company management and scientific teams will present at the following investor and scientific conferences this month:

H.C. Wainwright 24th Annual Global Investment Conference

An on-demand corporate presentation will be available here and on the “Investor Relations” section of Medicenna's website beginning at 7:00 am ET on September 12, 2022. Company management will also be participating in one-on-one meetings during the conference, which will take place both virtually and in-person at the Lotte New York Palace Hotel from September 12 – 14, 2022. Those interested in requesting a meeting with management should contact their H.C. Wainwright representative.

The Promise of Interlukin-2 Therapy Conference

An overview of previously announced data from Medicenna’s IL-2 programs will be featured in an oral presentation titled, “IL-2 Superkines Engineered with Tunable Selectivity for IL2Rα, β and γ Chains Enabling Pro- and Anti-Immune Functions.” The presentation will take place at 11:30 am CEST (5:30 am ET) on September 17, 2022, during Session X: Novel IL-2s, Vectorization and Combination Therapies.

The conference is taking place at the Centre International de Conférences Sorbonne Université in Paris, France from September 14 – 17, 2022. Following the conference, slides from the oral presentation will be available on the “Events and Presentations” page of Medicenna’s website.

Cytokines 2022: 10th Annual Meeting of the International Cytokine & Interferon Society

Findings from Medicenna’s preclinical Superkine programs will be featured in the following two poster presentations:

  A Next Generation Bifunctional Superkine for Immunotherapy (BiSKIT™) Encompassing the Combined Therapeutic Potency of IL-2 Super-Agonist and Anti-PD1

  Fc-MDNA413 is a Novel Long-Acting IL-4/IL-13 Super-Antagonist that Suppresses M2a TAM Skewing and In Vivo Tumor Growth Including Synergy with an IL-2 Super-Agonist.

The conference is taking place both virtually and in-person at the Hilton Waikoloa Village, Big Island, Hawaii, from September 20 – 23, 2022. Both posters will be presented on 20th September, 2022. Following the conference, copies of the posters will be available on the “Events and Presentations” page of Medicenna’s website.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna's long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's IL-4 Empowered Superkine, MDNA55, has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Further Information

For further information please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com